AH 3/14/2002

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02019879

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48797

RECEIVED MAR 0 5 2002 MAIL PROCESSING SECTION WASH, D.C. 365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HUNTER CAPITAL GROUP, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

136 Heber Avenue, Suite 304
(No. and Street)

Park City (City) UT (State) 84060 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Saeed Abtahi 435-647-3835
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP Attention: Larry A. Ward
(Name — *if individual, state last, first, middle name*)

15 West South Temple, #700, Salt Lake City, UT 84101-9800
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/26

OATH OR AFFIRMATION

I, Saeed Abtahi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hunter Capital Group, LLC, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NOTARY PUBLIC
CINDY A. STOLTMAN
136 Heber Ave., Ste. 304
P.O. Box 682500
Park City, Utah 84060
Comm. Exp. Nov. 23, 2004
STATE OF UTAH

[signature]
Signature
Saeed Abtahi
President
Title

[signature]
Notary Public
Cindy A. Stoltman

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERSEN

HUNTER CAPITAL GROUP, L.L.C.

Financial Statements
As Of December 31, 2001 And 2000
And For The Years Then Ended
And Supplemental Schedules As Of December 31, 2001

Together With Report Of
Independent Public Accountants

ANDERSEN

Report of Independent Public Accountants

To the Members of Hunter Capital Group, L.L.C.:

We have audited the accompanying statements of financial condition of Hunter Capital Group, L.L.C. (a Delaware limited liability company) as of December 31, 2001 and 2000, and the related statements of operations and members' capital and cash flows for the years then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 2 and 3, the financial statements include investment securities valued at an estimated fair value of $367,196 and $330,644 (approximately 29 percent and 20 percent of members' capital) as of December 31, 2001 and 2000, respectively. These values have been estimated by management in the absence of readily ascertainable market values. However, because of the inherent uncertainty of valuation, management's estimate of values may differ significantly from the values that would have been used had a ready market existed for the securities and the differences could be material.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hunter Capital Group, L.L.C. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Salt Lake City, Utah
January 11, 2002

HUNTER CAPITAL GROUP, L.L.C.

Statements of Financial Condition
As of December 31, 2001 and 2000

	2001	2000
Assets:		
Cash and cash equivalents	$ 828,570	$ 2,323,831
Accounts receivable, net of allowance of $12,300 in 2001	45,250	45,192
Advances to affiliates	-	62,871
Employee receivables	21,960	18,880
Investment securities, at estimated fair value	367,196	330,644
Prepaid expenses and other assets	40,287	38,363
Equipment, net	93,111	155,075
Total Assets	$ 1,396,374	$ 2,974,856
Liabilities and Members' Capital:		
Accounts payable and accrued liabilities	$ 36,960	$ 237,873
Accrued bonuses	107,000	320,000
Client deposits	-	10,000
Accrued member distributions	-	724,872
Total Liabilities	143,960	1,292,745
Commitments and contingencies (Notes 1 and 4)		
Members' capital	1,252,414	1,682,111
Total Liabilities and Members' Capital	$ 1,396,374	$ 2,974,856

The accompanying notes are an integral part of these statements.

HUNTER CAPITAL GROUP, L.L.C.

Statements of Operations and Members' Capital
For The Years Ended December 31, 2001 and 2000

	2001	*2000*
Revenues:		
Investment and advisory services	$ 189,344	$ 2,491,593
Investment gain (loss), net	(60,083)	77,063
Interest income	58,331	107,025
Total Revenues	187,592	2,675,681
Expenses:		
Compensation and benefits	1,040,465	2,074,996
Regulatory fees and expenses	29,163	29,276
Interest expense	-	2,028
Other	905,005	829,758
Total Expenses	1,974,633	2,936,058
Net loss	(1,787,041)	(260,377)
Members' capital, beginning of the year	1,682,111	2,320,072
Contributions	1,896,115	-
Distributions	(538,771)	(377,584)
Members' capital, end of the year	$ 1,252,414	$ 1,682,111

The accompanying notes are an integral part of these statements.

HUNTER CAPITAL GROUP, L.L.C.

Statements of Cash Flows
For The Years Ended December 31, 2001 and 2000

Increase (Decrease) in Cash	*2001*	*2000*
Cash Flows From Operating Activities:		
Net loss	$ (1,787,041)	$ (260,377)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Investment loss (gain), net	60,083	(77,063)
Non-cash investment and advisory services	(3,288)	(120,511)
Non-cash compensation expense	-	106,272
Depreciation and amortization	65,305	77,645
Loss (gain) on sale of equipment	(67)	320
Changes in assets and liabilities:		
Accounts receivable, net	(58)	319,263
Employee receivables	(3,080)	(18,880)
Prepaid expenses and other assets	(1,924)	(2,085)
Accounts payable and accrued liabilities	(200,913)	114,873
Accrued bonuses	(213,000)	(81,000)
Client deposits	(10,000)	768
Net cash provided by (used in) operating activities	(2,093,983)	59,225
Cash Flows From Investing Activities:		
Proceeds from the sale of equity securities	-	132,543
Purchase of investment securities	(210,875)	(221,592)
Repayments on advances to affiliates	62,871	744,504
Purchase of equipment	(3,274)	(56,759)
Net cash provided by (used in) investing activities	(151,278)	598,696
Cash Flows From Financing Activities:		
Members' capital contributions	750,000	-
Principal payments under capitalized lease obligations	-	(17,571)
Net cash provided by (used in) financing activities	750,000	(17,571)
Net increase (decrease) in cash and cash equivalents	(1,495,261)	640,350
Cash and cash equivalents, beginning of the year	2,323,831	1,683,481
Cash and cash equivalents, end of the year	$ 828,570	$ 2,323,831
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year for interest	$ -	$ 2,028
Supplemental Schedule of Non-cash Investing and Financing Activities:		
Accrual of members' distributions	421,243	377,584
Distribution of equity related securities to member in return for increased capital commitment	117,528	-
Accrued member distributions converted into capital contributions	1,146,115	-

The accompanying notes are an integral part of these statements.

(1) Organization And Nature Of Operations

Hunter Capital Group, L.L.C. (the "Company" or "Hunter Capital") was formed as a Delaware limited liability company on September 15, 1995. The Company is an investment bank that provides private placement , restructuring and other advisory services primarily for middle-market companies. The Company became registered as a securities broker under the Securities Exchange Act of 1934 on February 15, 1996 and is a member of the National Association of Securities Dealers, Inc. The members of the Company are AmericaWest Holding, Inc. ("AWH") and East West Holdings, L.L.C. ("EWH "), an entity owned by an officer and director of the Company. During the years ended December 31, 2001 and 2000, the Company maintained special accounts for the exclusive benefit of its customers and therefore management believes the Company was exempt from the Securities and Exchange Commission's Customer Protection Rule 15c3-3.

As of December 31, 2001, AWH has contributed 100 percent of the capital of the Company and EWH has committed to contribute 30 percent of total contributions made to the Company. As of December 31, 2001, total cash contributions made by AWH were $4,977,417. During 2001, AWH agreed to increase its capital commitment by $2,000,000 ($750,000 of which was received in 2001), in exchange for the transfer of all of the equity-related securities held by the Company as of November 1, 2001. The value of the equity-related securities transferred was $117,528 and was recorded as a distribution to AWH. As of December 31, 2001, AWH's remaining commitment is $1,250,000.

The cumulative net losses from the inception of the Company through December 31, 2001 have been allocated to AWH and losses will continue to be allocated to AWH until EWH makes a capital contribution. Any net income will be allocated to AWH until such time as AWH has recovered all cumulative losses previously allocated. In addition, AWH accrues an amount equal to eight percent of its contributed capital (the "Preferred Distribution") each year until EWH makes it committed capital contributions. The Preferred Distribution is payable to AWH from available operating cash flows, as defined, prior to EWH receiving any distributions. After AWH has been allocated the amounts previously described, profits and losses are allocated 70 percent to AWH and 30 percent to EWH.

As of December 31, 2001, the aggregate accrued Preferred Distributions were $1,638,501. During 1998 and 2001, AWH elected to contribute all accrued Preferred Distributions to capital.

The Company is required to be dissolved on July 5, 2049, unless the Company is dissolved earlier in accordance with the limited liability company agreement.

(2) Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, money market funds and cash equivalent short-term investments. Cash equivalents have original maturities of 90 days or less. There are no withdrawal restrictions on cash and cash equivalents.

Accounts Receivable

Accounts receivable consists primarily of reimbursable expenses incurred by the Company on behalf of its clients and fees on completed transactions.

Advances to Affiliate

As of December 31, 2000, the Company had a receivable of $62,871 representing reimbursable travel expenses from Kuwait Projects Company Holding K.S.C., an affiliate of the Company. This amount was received during the year ended December 31, 2001.

Investment Securities

Investment securities include nonmarketable equity securities (including preferred stock, common stock and warrants) and notes receivable. These securities are not registered for public sale and carry restrictions on sale and are reported at estimated fair value as determined by management. Factors considered by management in valuing nonmarketable securities include the type of investment, purchase cost, marketability, restrictions on disposition, subsequent purchases of the same or similar investments by other investors, and the current financial position and operating results of the investee entities.

Because of the inherent uncertainty of valuation, management's estimate of values may differ significantly from the values that would have been used had a ready market existed for the securities and the differences could be material.

Equipment

Equipment is recorded at cost. Depreciation is computed using the straight-line method based on estimated useful lives ranging from three to seven years for equipment, and the life of the lease for leasehold improvements if shorter than the estimated useful life of the leasehold improvements. Upon retirement or disposition of equipment, the cost and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statement of operations. Expenditures for repairs and maintenance that do not significantly increase the life of the asset are charged to expense as incurred.

Equipment consists of the following at December 31, 2001 and 2000:

	2001	*2000*
Equipment	$ 282,045	$ 310,194
Leasehold improvements	86,945	90,145
	368,990	400,339
Accumulated depreciation and amortization	(275,879)	(245,264)
	$ 93,111	$ 155,075

Revenue Recognition

Revenue from investment services is recognized when all significant items relating to the services have been completed and the amount of the investment service revenues has been determined and is collectable. This is generally at the point when the related private placement becomes effective. The Company may receive its fee in various forms other than cash, such as securities or other assets. The Company records revenue from investment services at the estimated fair value of the non-cash assets received at the time the service is provided. Revenue from advisory services is recognized as the services are performed.

Realized and unrealized gains and losses on investment securities owned by the Company are included in revenues as net investment gains and losses.

Income Taxes

Under the income tax provisions applicable to limited liability companies, the Company's taxable earnings or losses are reported in the individual members' income tax returns. Accordingly, no provision has been made for federal or state income taxes in the accompanying financial statements.

Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market or estimated fair value or are carried at amounts that approximate current fair value because of their short-term nature. Estimates are made at a specific point in time, based on relevant market information and information about the financial instruments.

Reclassifications

Certain reclassifications have been made in the prior year's financial statements to conform with the current year presentation.

(3) Investment Securities

At December 31, 2001 and 2000, the Company's investment securities, at estimated fair value, consisted of the following:

	2001	*2000*
Non-marketable equity securities	$ 6,725	$ 280,644
Notes receivable	360,471	50,000
	$ 367,196	$ 330,644

During the years ended December 31, 2001 and 2000, the Company received investment securities valued at $3,288 and $120,511, respectively, in consideration for investment banking services and has recorded this amount as revenue in the accompanying statements of operations. These investment securities included preferred stock, common stock, warrants and a note receivable. The Company ascribed value to the investment securities at the time of receipt in accordance with the Company's investment valuation policy. As of December 31, 2001 and 2000, notes receivable investment securities were valued at face value and consist of the following:

	2001	*2000*
Secured note receivable, due August 13, 2001, interest at 14 percent per year	$ 200,313	$ -
Subordinated note receivable, interest at 14.5 percent per year commencing September 2003	109,883	-
Convertible note receivable, due May 31, 2003, interest at 8 percent per year payable semi-annually	50,000	50,000
	$ 360,196	$ 50,000

During the year ended December 31, 2001, the Company transferred equity-related securities having a value of $117,528 to AWH in exchange for an increased capital commitment (see Note 1).

(4) Commitments And Contingencies

Operating Leases

The Company leases office space under noncancellable operating leases. Total rent expense including common area maintenance expenses for the years ended December 31, 2001 and 2000 was $193,057 and $161,424, respectively. As of December 31, 2001, the expected future minimum rental payments under operating leases are as follows:

Year Ending December 31,	
2002	$ 201,058
2003	193,311
2004	96,427
	$ 490,796

Legal and Regulatory Matters

As is the case with many firms in the securities industry, the Company may become a defendant or codefendant in civil actions and arbitrations in the normal course of the Company's business. The Company may also become involved in proceedings with and investigations by governmental agencies and self-regulatory organizations. The Company, after consultation with legal counsel, does not believe that it is currently a party to any threatened, pending or other legal or regulatory matters.

(5) Related-Party Transactions

In the ordinary course of business, the Company and/or its employees may obtain an equity interest in a client company or become a member of a client company's board of directors. This equity interest may be purchased prior to or subsequent to any services being provided or may be received in connection with providing investment and advisory services. Some of these interests are more than 10 percent of the total voting interest of the client company. However, all interests are less than 20 percent of the total voting interest of the client company. These situations may allow the Company and/or its employees to have a significant direct or indirect influence on a client company and as such the client company may be deemed to be a related party.

During the years ended December 31, 2001 and 2000, the Company recorded investment advisory services revenues of $59,288 (excluding reimbursable expenses) and $1,928,972 (excluding reimbursable expenses), respectively, from entities in which the Company or its employees have an ownership interest.

In the opinion of management, the terms of services provided to related parties are no less favorable to the Company than those that could have been obtained from unaffiliated third parties.

(6) Major Clients

For the year ended December 31, 2001, one of the Company's clients individually accounted for 81 percent of investment and advisory services revenue (excluding reimbursable expenses). For the year ended December 31, 2000, three of the Company's clients individually accounted for 30, 23 and 21 percent of investment and advisory services revenue (excluding reimbursable expenses). No other single client accounted for more than 10 percent of investment and advisory services revenue during the years ended December 31, 2001 and 2000.

(7) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to be no less than 6-2/3 peroent of aggregate indebtedness. As of December 31, 2001 and 2000, the minimum net capital required to be maintained was $250,000. As of December 31, 2001 and 2000, aggregate indebtedness was $143,960 and $1,292,745, respectively, and the net capital was $668,039 and $983,201, respectively. The Company's net capital at December 31, 2001 and 2000, exceeded minimum net capital requirements by $418,039 and $733,201, respectively. The Company's ratio of aggregate indebtedness to net capital was 22 percent and 131 percent of net capital at December 31, 2001 and 2000, respectively.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Hunter Capital Group, L.L.C. as of December 31, 2001

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 1,252,414	3480
2.	Deduct: Ownership equity not allowable for Net Capital				3490
3.	Total ownership equity qualified for Net Capital			1,252,414	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 1,252,414	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition	$ 567,804	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities -proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(567,804)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net Capital before haircuts on securities positions			$ 684,610	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	16,571	3734		
	D. Undue concentration		3650		
	E. Other (List)		3736	(16,571)	3740
10.	Net Capital			$ 668,039	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Hunter Capital Group, L.L.C. as of December 31, 2001

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)			$	9,597	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	250,000	3758
13. Net capital requirement (greater of line 11 or 12)			$	250,000	3760
14. Excess net capital (line 10 less 13)			$	418,039	3770
15. Excess capital at 1000% (line 10 less 10% of line 19)			$	653,643	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	143,960	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
19. Total aggregate indebtedness			$	143,960	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ line10)			%	22	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	N/A	3860

COMPUTATION OF ALTERNATIVE CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$	N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. *Minimum dollar net capital requirement, or*
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Hunter Capital Group, L.L.C. as of December 31, 2001

Exemptive Provisions Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1)-Limited business (mutual funds and/or variable annuities only)		4550
B. (k)(2)(i)-"Special Account for the Exclusive Benefit of customers" maintained	X	4560
C. (k)(2)(ii)-All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of clearing firm ______ 4335		4570
D. (k)(3)-Exempted by order of the Commission		4580

In the opinion of management, the Company has complied with the exemptive provisions under Rule 15c3-3 for the year ended December 31, 2001.

HUNTER CAPITAL GROUP, L.L.C.

Reconciliation Pursuant To Rule 17a-5(D) (4)
December 31, 2001

No material differences exist between the audited Computation of Net Capital (Schedule I) and the corresponding amounts included in the Company's December 31, 2001 filing on Form X-17A-5 Part IIA as amended.

ANDERSEN

To the Members of
Hunter Capital Group, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Hunter Capital Group, L.L.C. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

Salt Lake City, Utah
January 11, 2002